UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2017

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10691

Delaware	61-1775059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave. NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2017. The financial statements included in this filing as of and for the six months ended June 30, 2017 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC is a recently organized Delaware limited liability company formed primarily to acquire property for the development of for-sale housing in the Los Angeles, CA metropolitan statistical area. We expect to use substantially all of the net proceeds from this offering to invest in the acquisition of property for the development and sale of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “For-Sale Housing”). We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, real estate-related debt and other real estate-related assets. We may make our investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns.

In what we believe will be an innovative approach to combining real estate investment opportunities with home buying opportunities, we intend to primarily target the marketing of this offering and our For-Sale Housing to potential “homebuyer investors” (“HBIs”) in the Los Angeles, CA MSA, giving our homebuyer investors (HBIs) certain incentives, such as first-access or first-right to purchase homes as determined by our Manager, before they are widely marketed and giving us the opportunity to create a built-in market of prospective purchasers for our For-Sale Housing. For purposes of this filing, a “homebuyer investor” (“HBI”) refers to an investor on the Fundrise Platform that ultimately buys For-Sale Housing from us.

We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the Securities and Exchange Commission, or SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com (the “Fundrise Platform”) that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors.

We have offered, are offering, and will continue to offer up to $50,000,000 in our common shares in our Offering. As of September 1, 2017 and June 30, 2017, we had raised total gross offering proceeds of approximately $4,666,000 and $741,000, respectively, from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 467,000, and 74,000 respectively, of our common shares. Assuming the settlement for all subscriptions received as of September 1, 2017, approximately 4,533,000 of our common shares remained available for sale to the public under our Offering. The per share purchase price for our common shares is currently $10.00 per share, an amount that was arbitrarily determined by our Manager. The per share purchase price of our common shares is adjusted every fiscal quarter and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share) beginning after December 31, 2017. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.

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Our primary intended investment types are as follows:

• Commercial Real Estate Debt – Our commercial real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests and unconsolidated joint ventures.

• Investments in Single-Family Residential Properties – Our investments in single-family residential properties include acquisitions of property for the development and sale of single-family homes, townhomes, and condominiums.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

We have operated in a manner intended to qualify as a partnership for U.S. federal income tax purposes beginning with the year ended December 31, 2017.

Our Investments

During the six months ended June 30, 2017, we entered into the following investments. See “Recent Developments” below for a description of investments we have made since June 30, 2017.

Investment Type	Date	Description

Acquisition of Controlled Subsidiary Investment	5/31/17	Directly acquired ownership of a “majority-owned subsidiary”, Neighborhood Partners 1, LLC (the “Fundrise eFUND - La Vista - Controlled Subsidiary”), for an initial purchase price of $404,625, which is the initial stated value of our equity interest in the Fundrise eFUND - La Vista Controlled Subsidiary (the “La Vista Investment”). The Fundrise eFUND - La Vista- Controlled Subsidiary used the proceeds to acquire an existing two bedroom, one bathroom, 697 square foot home located in the East Hollywood neighborhood of Los Angeles. The closing of both the La Vista Investment and the La Vista Property occurred concurrently. More information on the Fundrise eFUND – La Vista – Controlled Subsidiary can be found here.

Acquisition of Controlled Subsidiary Investment	6/22/17

Directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND - H41 - Controlled Subsidiary”), for an initial purchase price of $486,358 which is the initial stated value of our equity interest in the Fundrise eFUND – H41 - Controlled Subsidiary (the “H41 Investment”). The Fundrise eFUND – H41 - Controlled Subsidiary used the proceeds to acquire an existing two-bedroom, one-bathroom, 1,446 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “H41 Property”). The closing of both the H41 Investment and the H41 Property occurred concurrently.  More information on the Fundrise eFUND – H41 – Controlled Subsidiary can be found here.

Distributions

We do not expect to declare any distributions until the proceeds from our public offering are invested. In addition, as we expect primarily to invest in the acquisition of property for the development of For-Sale Housing or in properties that have significant capital requirements, these properties may not immediately generate cash flow from sale. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation.

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Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the PTP Safe Harbor, or for any other reason.

As of June 30, 2017, no common shares have been submitted for redemption through our redemption plan.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development and sale of for-sale housing. We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, as real estate-related debt and other real estate-related assets. Our income will be primarily derived through the difference between revenue and the cost at which we are able to sell our properties.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in the acquisition of property for the development and sale of For-Sale Housing targeted at first-time, move-up and active adult homebuyers is compelling from a risk-return perspective. Given the growing Millennial demographic nearing home-buying age and increasing culture preferences for urban living, both by Millennials and Baby Boomers, we favor a strategy weighted toward targeting debt and equity investments in new homes and townhomes, newly renovated homes and townhomes, and condominiums in urban centers. Millennials (generally defined as people born between the 1980 and 2000), the largest generation in American history, is coming of home-buying age. In addition, the for-sale housing sector is only recently recovered from the 2008 Recession. As described in the Offering Circular, a number of factors have created a pent up for-sale housing demand for Millennials, including education and cultural trends, a strong preference for walkable, urban centers, and an increasingly attractive buy vs. rent cost analysis.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements. We seek to invest below-the-radar of institutional-sized investors. We believe that our investment strategy, combined with our technology infrastructure and the expertise of our Manager’s management team, will provide opportunities to originate investments with attractive returns, thereby taking advantage of the changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

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We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 —Significant Accounting Policies, included in the financial statements contained in this report below, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a quarterly basis, or more frequently when such an evaluation is warranted, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value.

We have not invested in any debt related investments as of June 30, 2017. See Note 2, Summary of Significant Accounting Policies, Real Estate Debt Investments in our financial statements for further detail.

Investments in Single-Family Residential Properties

Upon acquisition of our investments in single-family residential properties, for which we intend to hold as rental properties, the purchase price of the asset is allocated between land and building/improvements. The purchase price for purposes of this allocation is inclusive of acquisition costs which typically include legal fees, bidding service and title fees, payments made to cure tax, utility, as well as other closing costs.

We will capitalize and depreciate expenditures that improve or extend the life of an acquired investment in a single-family residential property. We will expense costs for ordinary repairs and maintenance as incurred.

Real estate available for sale consists of land/property held and under development and is stated at the lower of accumulated cost or fair value, less costs to sell. This includes all direct costs of land, land development and construction including field construction supervision and related direct overhead. Interest, real estate taxes and other carrying costs incurred, are capitalized only during the development period. Administrative costs are expensed as incurred.

We have invested in two single-family residential properties as of June 30, 2017. See Note 3, Investments in Single-Family Residential Properties in our financial statements for further detail.

As of June 30, 2017
Land	$378
Single-family residential properties	106
Less: accumulated depreciation	—
Investment in single-family residential properties, net	484
Real estate available for sale	404
Total investments in single-family residential properties, net	$888

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Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values may not be readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of June 30, 2017, the Company’s financial instruments consist of cash, two real estate investments, a note payable to a related party, and accounts payable. The carrying values of cash and cash equivalents, receivables, note payable to related party, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our debt investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2017, management estimated the carrying value of our debt investment is a reasonable estimate of its fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Results of Operations

The financial statements included in this filing as of and for the six months ended June 30, 2017 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Revenue

On July 1, 2017, we commenced operations upon our satisfying the $1 million minimum offering requirement (not including the $100,000 received in the private placements to our sponsor and Fundrise, LP). For the six months ended June 30, 2017, we had a total net loss of approximately $(25,000) primarily attributable to general and administrative expenses incurred. For the six months ended June 30, 2016, we had total net income of $0, as operations commenced in 2017.

The Company had two investments as of June 30, 2017 which were added during Q2 2017. The Company had no investments as of December 31, 2016, as operations commenced in 2017. We expect cash flows from operating activities to increase in future periods as a result of adding more investments to our portfolio, and funding future commitments, in addition to operating for a full six months.

Interest Income

For the six months ended June 30, 2017, we did not incur or earn any interest income. For the six months ended June 30, 2016, we incurred no interest income, as operations commenced in 2017.

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Rental Income

For the six months ended June 30, 2017, we incurred earned rental income of approximately $225, representing three days of rental income at one single-family residential property. For the six months ended June 30, 2016, we incurred no rental income, as operations commenced in 2017.

Expenses

General and Administrative

For the six months ended June 30, 2017, we incurred general and administrative expenses of approximately $20,000, which includes auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business. For the six months ended June 30, 2016, we incurred no general and administrative expenses, as operations commenced in 2017.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from this Offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2017, we had made two investments for approximately $888,000 and had approximately $1,400,000 in cash. As of December 31, 2016, we had made zero investments, as operations commenced in 2017, and had approximately $5,000 in cash. In addition to our investments, we will have future funding expenditures related to anticipated construction costs. Fundrise, LP has committed to purchase $95,000 of our common shares, and has fulfilled this commitment on July 19, 2017. For information regarding the anticipated use of proceeds from this offering, see our Offering Circular. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations as of June 30, 2017.

As of June 30, 2017 and December 31, 2016, we had outstanding debt of approximately $908,000 and $0, respectively, that was drawn from our grid note with our Sponsor (See Note 6, Related Party Arrangements in our financial statements). Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of property for the development and sale of For-Sale Housing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

If we are unable to fully raise $50,000,000 in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

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Cash Flows

The following presents our statement of cash flows for the six months ended June 30, 2017 and for the six months ended June 30, 2016, respectively (in thousands):

Cash Flows	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016
Operating activities:	$(3)	$-
Investing activities:	(904)	-
Financing activities:	2,321	-
Net increase (decrease) in cash and cash equivalents	$1,414	$-
Cash and cash equivalents, beginning of period	$5	$5
Cash and cash equivalents, end of period	$1,419	$5

Off-Balance Sheet Arrangements

As of June 30, 2017, and December 31, 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 3 – Financial Statements” below.

Recent Developments

Event		Date	Description

Investments

1.	Acquisition of Controlled Subsidiaries	7/07/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 463 - Controlled Subsidiary”), for an initial purchase price of $537,925 which is the initial stated value of our equity interest in the Fundrise eFUND – 463 - Controlled Subsidiary (the “463 Investment”). The Fundrise eFUND – 463 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,176 square foot home located in the South Los Angeles neighborhood of Los Angeles. The closing of both the 463 Investment and the 463 Property occurred concurrently. More information on the acquisition of the Fundrise eFUND – 463 – Controlled Subsidiary can be found here.

2.	Acquisition of Controlled Subsidiaries	8/09/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – W48 - Controlled Subsidiary”), for an initial purchase price of $552,698 which is the initial stated value of our equity interest in the Fundrise eFUND – W48 - Controlled Subsidiary (the “W48 Investment”). The Fundrise eFUND – W48 - Controlled Subsidiary used the proceeds to acquire an existing two bedrooms, one bathroom, 1,446 square foot home located in the South Los Angeles neighborhood of Los Angeles. The closing of both the W48 Investment and the W48 Property occurred concurrently. More information on the acquisition of the Fundrise eFUND – W48 – Controlled Subsidiary can be found here.

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3.	Acquisition of Controlled Subsidiaries	8/10/17	We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 416 - Controlled Subsidiary”), for an initial purchase price of $485,825 which is the initial stated value of our equity interest in the Fundrise eFUND – 416 - Controlled Subsidiary (the “416 Investment”). The Fundrise eFUND – 416 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, one-bathroom, 1,448 square foot home located in the South Los Angeles neighborhood of Los Angeles. The closing of both the 416 Investment and the 416 Property occurred concurrently. More information on the acquisition of the Fundrise eFUND – 416 – Controlled Subsidiary can be found here.

4.	Acquisition of Controlled Subsidiaries	8/18/17

We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – H412 - Controlled Subsidiary”), for an initial purchase price of $509,497 which is the initial stated value of our equity interest in the Fundrise eFUND – H412 - Controlled Subsidiary (the “H412 Investment”). The Fundrise eFUND – H412 - Controlled Subsidiary used the proceeds to acquire an existing 2 Bedroom 1.75 Bath, 1,956 square foot home located in the South LA neighborhood of Los Angeles. The closing of both the H412 Investment and the H412 Property occurred concurrently.  More information on the acquisition of the Fundrise eFUND – H412 – Controlled Subsidiary can be found here.

5.	Acquisition of Controlled Subsidiaries	9/01/17

We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 511 - Controlled Subsidiary”), for an initial purchase price of $435,331 which is the initial stated value of our equity interest in the Fundrise eFUND – 511 - Controlled Subsidiary (the “511 Investment”). The Fundrise eFUND – 511 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,792 square foot home located in the South Los Angeles neighborhood of Los Angeles. The closing of both the 511 Investment and the 511 Property occurred concurrently.  More information on the acquisition of the Fundrise eFUND – 511 – Controlled Subsidiary can be found here.

6.	Acquisition of Controlled Subsidiaries	9/12/17

We directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 413 - Controlled Subsidiary”), for an initial purchase price of $434,975 which is the initial stated value of our equity interest in the Fundrise eFUND – 413 - Controlled Subsidiary (the “413 Investment”). The Fundrise eFUND – 413 - Controlled Subsidiary used the proceeds to acquire an existing two-bedroom, one-bathroom, 1,092 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “413 Property”). The closing of both the 413 Investment and the 413 Property occurred concurrently. More information on the acquisition of the Fundrise eFUND – 413 – Controlled Subsidiary can be found here.

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7.	Real Estate Debt Investments	8/04/17

We acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,250,000 (the “Stradella Court - La Prada Senior Loan”). The borrower, SC GROUP 6845 FIGUEROA, LLC, a Delaware limited liability company (“Stradella Court – La Prada”), used the loan proceeds to purchase two (2) single family homes on 18,392 square feet of land at 6026 & 6030 East La Prada, Los Angeles, CA 90042, and currently plans to obtain approval of all entitlements for twelve (12) small lot homes. The La Prada Senior Loan is secured by the Stradella Court – La Prada Property.  More information on the acquisition of the Stradella Court – La Prada Senior Loan can be found here.

Other

1.	Status of our Offering	9/1/17	As of September 1, 2017, we had raised total gross offering proceeds of approximately $4,666,000 from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 467,000 of our common shares.

2.	Amended and Restated Promissory Grid Note	7/31/17	Entered into a second Amended and Restated Promissory Grid Note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp., as lender. The Second Amended and Restated Promissory Grid Note is an unsecured line of credit in the aggregate principal amount of $10 million that bears an interest rate of 3% per annum, calculated on a 30-day month/360-day year basis. All outstanding principal and interest on the Amended and Restated Promissory Grid Note is due and payable on October 31, 2017.

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Item 2.	Other Information

None.

Item 3.	Financial Statements

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INDEX TO FINANCIAL STATEMENTS OF FUNDRISE FOR-SALE HOUSING EFUND - LOS ANGELES CA, LLC

F-1

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Balance Sheets

As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

(Amounts in thousands)

	As of	As of
	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$1,419	$5
Other assets	22	-
Investments in single-family residential properties:		-
Land	378	-
Building	106	-
Less: Accumulated depreciation	-	-
Investments in single-family residential properties, net	484	-
Real estate available for sale	404	-
Total Assets	$2,329	$5

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$11	$-
Due to related party	17	-
Note payable - related party	907	-
Settling subscriptions	678	-
Total Liabilities	1,613	-

Members’ Equity:
Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC Members’ Equity: Common shares; unlimited shares authorized; 74,136 and 500 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively, net of accumulated amortization of deferred offering costs of $0 and $0 as of June 30, 2017 and December 31, 2016, respectively	836	100
Members' commitments	(95)	(95)
Retained Earnings (Accumulated deficit)	(25)	-
Total Members’ Equity	716	5
Total Liabilities and Members’ Equity	$2,329	$5

The accompanying notes are an integral part of these balance sheets.

F-2

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Statements of Operations

For the Six Months Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2017	June 30, 2016
Revenues
Rental revenue	$-	$-
Total revenues	-	-

Expenses
Property operating and maintenance	3	-
Asset management and other fees – related party	-	-
General and administrative expenses	20	-
Total expenses	23	-

Net operating income (loss)	$(23)	$-

Non-operating income (expenses)
Interest expense – related party note	(2)	-
Total non-operating income (expenses)	(2)	-

Net income (loss)	$(25)	-
Net income (loss) per basic and diluted common share	$(25.65)	$-

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-3

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2017 (unaudited)

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders' Equity
December 31, 2016	500	$5	$-	$5
Proceeds from issuance of common stock	73,636	736	-	736
Net income (loss)	-	-	(25)	(25)
June 30, 2017	74,136	$741	$(25)	$716

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Statements of Cash Flows

For the Six Months Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2017	June 30, 2016
OPERATING ACTIVITIES:
Net income (loss)	$(25)	$-
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net increase in other assets	(6)	-
Net increase (decrease) in accounts payable and accrued expenses	11	-
Net increase (decrease) in due to related party	17	-
Net cash provided by (used in) operating activities	(3)	-
INVESTING ACTIVITIES:
Deposits on real estate assets	(16)	-
Acquisition of single-family residential properties	(888)	-
Net cash (used in) investing activities	(904)	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	736	-
Proceeds from note payable - related party	907	-
Proceeds from subscriptions not settled	678	-
Net cash provided by financing activities	2,321	-

Net increase (decrease) in cash and cash equivalents	1,414	-
Cash and cash equivalents, beginning of period	5	5
Cash and cash equivalents, end of period	$1,419	$5

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Notes to Financial Statements (unaudited)

June 30, 2017

1.	Formation and Organization

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the “Company”) was formed on November 19, 2015, as a Delaware Limited Liability Company to invest in the acquisition of land for and development of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers and other commercial real estate investments. Operations commenced May 26, 2017. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise For-Sale Housing eFund – Los Angeles CA, LLC except where the context otherwise requires.

Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability Company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below). The Manager has the authority to issue an unlimited number of common shares. As of June 30, 2017, and December 31, 2016, the Company has issued 74,136 shares and 0 shares, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 500 common shares for an aggregate purchase price of $5,000 as of June 30, 2017. In addition, Fundrise, L.P., an affiliate of the Sponsor, has committed to purchase an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000 due on a date no later than the date on which the Company raises and accepts at least $1,000,000 in this Offering. This subscription is shown as a reduction of members’ equity on the accompanying balance sheets.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of June 30, 2017 and not applicable as of December 31, 2016. The Offering was declared qualified by the SEC on May 10, 2017.

The Company has a December 31st fiscal year end.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statements of operations, statement of members’ equity, statements of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2016 balance sheet and certain related disclosures are derived from the Company’s December 31, 2016 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s offering circular, which was filed with the SEC.

F-6

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

After the Company has raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company starts its operations, it will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

As of June 30, 2017, and December 31, 2016, the Manager had incurred organizational and offering costs of approximately $237,703 and $31,279, respectively, on behalf of the Company. As of June 30, 2017, these costs have not been recorded in the financial statements because such costs are not a liability of the Company until the minimum $1,000,000 has been raised in the Offering. When recorded by the Company, organizational costs will be expensed as incurred, and offering costs will be amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. In the event the minimum number of the Company’s common shares is not sold to the public within 12 months after commencing the Offering, the Company will terminate the offering, will have no obligation to reimburse the Manager or its affiliates for any organization and offering costs and will release all investors from their commitments.

Settling Subscriptions

Settling subscriptions presented on the balance sheet represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

F-7

As of June 30, 2017 and December 31, 2016, the total amount of equity issued and outstanding by the Company on a gross basis before considering amortization of offering costs was $741,360 and $0, respectively, and the total amount of settling subscriptions was $677,662 and $0, respectively. Both of these amounts were based on a $10 per share price.

Investments in Single-Family Residential Properties

Upon acquisition of our investments in single-family residential properties, for which we intend to hold as rental properties, the purchase price of the asset is allocated between land and building/improvements. The purchase price for purposes of this allocation is inclusive of acquisition costs which typically include legal fees, bidding service and title fees, payments made to cure tax, utility, as well as other closing costs.

We will capitalize and depreciate expenditures that improve or extend the life of an acquired investment in a single-family residential property. We will expense costs for ordinary repairs and maintenance as incurred.

Real estate available for sale consists of land/property held and under development and is stated at the lower of accumulated cost or fair value, less costs to sell. This includes all direct costs of land, land development and construction including field construction supervision and related direct overhead. Interest, real estate taxes and other carrying costs incurred, are capitalized only during the development period. Administrative costs are expensed as incurred.

Share Redemptions

The Company has adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. Pursuant to the Company’s redemption plan, shareholders may request that the Company redeem at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company.

All redemption requests must be made in writing and must be received no less than 60 days prior to the next effective redemption date (i.e., the last day of each fiscal quarter). Accordingly, in the event that we receive a redemption request within 60 days of the current calendar quarter’s effective redemption date, we will be unable to process such redemption request until the subsequent calendar quarter’s effective redemption date. We will establish the Effective Redemption Price for redemption requests twice a year. The per share redemption price will be calculated after the Effective Redemption Date and will be based on a declining discount to our most recently disclosed NAV per share, rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Original Settlement Date until 3 years	97.0	%(2)
3 years to 4 years	98.0	%(3)
4 years to 5 years	99.0	%(4)
More than 5 years	100.0	%(5)

F-8

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

(2)	For shares held less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.

(3)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.

(4)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.

(5)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Because the Company’s Net Asset Value (“NAV”) per share will be calculated at the end of each semi-annual period beginning on December 31, 2018, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

Furthermore, any shareholder requesting redemption will be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In accordance with the SEC’s current guidance on redemption plans, we are prohibited from redeeming more than 5.0% of the weighted average number of common shares outstanding during the prior calendar year. Accordingly, we presently intend to limit the number of shares to be redeemed during any calendar quarter to 1.25% of the common shares outstanding, with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold, but in no event will we redeem more than 5.0% during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan. In addition, pursuant to Section 7704 of the Internal Revenue Code, in order to not be deemed a “publicly traded Company”, we are required not to redeem more than 10.0% of our outstanding shares in any given year. While we intend to follow the SEC’s guidance described above so as not to have our redemption plan deemed a “tender offer”, in the event that we choose to conduct a tender offer, it is likely that we will not offer to repurchase such number of shares as would cause the eFund to be deemed a “publicly traded Company.”

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed shareholders, to prevent an undue burden on the Company’s liquidity, following any material decrease in our NAV, or for any other reason. However, in the event that the Company amends, suspends or terminates the Company’s redemption plan, the Company will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment.

Therefore, a shareholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member. As of the date of these financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

F-9

The Company is required to file and will file income tax returns with the Internal Revenue Service and other taxing authorities, though no such returns have been filed at this point. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years.

Revenue Recognition

Rental revenue will be recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded as property operating and maintenance expenses in the financial statements.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2017. Additionally, the FASB has also decided to permit entities to early adopt the standard, which allows for either full retrospective or modified retrospective methods of adoption, for reporting periods beginning after December 15, 2016. The Company is continuing to evaluate the impact of ASU 2014-09.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for public companies for annual reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this new standard will have on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for transactions that have not been reported in issued financial statements. We are currently assessing the impact of this update on the presentation of these financial statements.

The Company evaluated subsequent events through September 12, 2017.

F-10

3.	Investments in Single-Family Residential Properties

The following table presents the Company’s investments in single-family residential properties, as of June 30, 2017 (dollars in thousands):

As of June 30, 2017
Land	$378
Single-family residential properties	106
Total gross investment in single-family residential properties	$484
Less: accumulated depreciation	—
Total investment in single-family residential properties, net	$484

As of June 30, 2017, the carrying amount of the single-family residential properties above included capitalized acquisition fees paid to the Sponsor of $9,500.

During the six months ended June 30, 2017, we did not recognize any depreciation expense as the single-family residential property was acquired on June 22, 2017.

As operations had not yet commenced as of December 31, 2016, the Company had no investments in single-family residential properties at that time.

Other Assets

At June 30, 2017, the balance in other assets, net are as follows (dollars in thousands):

Other Assets	As of June 30, 2017
Deposits	$16
Prepaid Insurance	6
Total Other Assets	$22

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-11

As of June 30, 2017, the Company’s financial instruments consist of cash, two real estate properties, a note payable to a related party, accounts payable, and other assets. The carrying values of cash and cash equivalents, receivables, note payable to a related party, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

5.	Borrowings

During the six months ended June 30, 2017, the Company borrowed funds in the amount of $906,538 on its promissory grid note arrangement with a related party. As of June 30, 2017, principal and interest totaling $908,099 remained payable to our Sponsor. See Note 6 – Related Party Arrangements – Rise Companies Corp.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering subject to achieving the minimum capital raise. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which, until December 31, 2018, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period.

The Company’s Manager has agreed, for a period until June 30, 2017 (the “fee waiver period”), to waive its asset management fee during the fee waiver period. Following the conclusion of the fee waiver period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

The Company may be charged by the Manager, a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the for-sale housing project or if there is no outside developer of the for-sale housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged as of June 30, 2017.

F-12

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing.

The Company will also pay the Manager an equity disposition fee in the event that a for-sale housing project is sold to a homebuyer investor. The fee may range from 0 to 1.5% of the gross proceeds after repayment of any property level debt. As of June 30, 2017, no fees have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. The ability to warehouse investments will allow the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. During the six months ended June 30, 2017, the Company did not make any investments that were warehoused or owned by Fundrise Lending, LLC.

For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2017, fees of $4,167, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P., an affiliate of the Sponsor, has committed to purchase an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000 due on a date no later than the date on which the Company raises and accepts at least $1,000,000 in this offering.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise, L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10,000,000. The loan bears a 3.0% interest rate and expires on July 31, 2017. The total drawn between the seven noteholders may not exceed $10,000,000. As of June 30, 2017, the Company has drawn against the promissory grid note in an amount of $906,538 and $1,561 of interest has been incurred and remains payable to Rise Companies Corp.

Rise Companies Corp is the sole member of the Company and holds 500 shares as of June 30, 2017.

F-13

Executive Officers of Our Manager

As of the date these financial statements are issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

Offering

As of September 12, 2017, we had raised total gross offering proceeds of approximately $5,090,000 from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 509,000 of our common shares.

Fundrise, L.P. purchased their commitment amount of 9,500 common shares at $10.00 per share for an aggregate purchase price of $95,000 on July 19, 2017.

F-14

Organizational, Offering and Related Costs

As a result of the Offering raising in excess of the $1,000,000 threshold in July 2017, the organizational, offering, and related costs paid by the Manager or its affiliates on behalf of the Company are required to be reimbursed by the Company starting in July 2017. As of September 12, 2017, $14,523 of reimbursement payments have been made and $431,799 remains payable.

New Investments

As of September 12, 2017, the Company has made additional investments in one debt-related investment and in six (6) single-family residential properties. Total principal for the debt-related investment is approximately $1,956,450, with total capital commitments of $2,250,000. The total purchase price for the six (6) single-family residential properties acquired subsequent to June 30, 2017 and prior to September 12, 2017 is approximately $2,946,000.

Settling Subscriptions

The entire amount of the $677,662 of settling subscriptions that existed as of June 30, 2017 was subsequently settled and common shares were issued by July 7, 2017.

Amended and Restated Promissory Grid Note

On April 30, 2017, the Company entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit at an interest rate of 3.0%. On July 31, 2017, the expiration date was extended to October 31, 2017. The Company did not pay any extension or other fees related to the amendment of this note.

F-15

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Certificate of Amendment to Certificate of Formation
2.3*	Form of Amended and Restated Operating Agreement
4.1*	Form of Subscription Package (included in the Offering Circular as Appendix B and incorporated herein by reference)
6.1*	Form of License Agreement between Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC and Fundrise LLC
6.2*	Form of Fee Waiver Support Agreement between Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC and Fundrise Advisors, LLC
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp.
15.1*	Draft offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.2*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.3*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.4*	Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d)

* Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington D.C. on September 27, 2017.

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC
By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 27, 2017
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 27, 2017
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)